SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

                                    Filed by

                      SOUTHERN ELECTRIC GENERATING COMPANY
                                 (the "Company")

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

Item 1.           Type of the security or securities.

                  Bank Notes and Commercial Paper.


Item 2.           Issue, renewal or guaranty.

                  Issue.


Item 3.           Principal amount of each security.

                  Bank Notes - Various amounts ranging from $700,000 to $5,000,000. Outstanding at September 30, 1999 - $5,500,000.

                  Commercial Paper - Various amounts ranging from $4,030,000 to $36,200,000.
                  Outstanding at September 30, 1999 - $40,230,000


Item 4.           Rate of interest per annum of each security.

                  Bank Notes - Rates of 5.38% and 5.58%.

                  Commercial Paper - Rates ranging from 5.35% to 5.58%.


Item 5.           Date of issue, renewal or guaranty of each security.

                  Bank Notes and Commercial Paper - Various dates within the quarter.




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Item 6.           If renewal of security, give date of original issue.

                  Not applicable.


Item 7.           Date of maturity of each security.

                  Maturities vary with none exceeding nine months.


Item 8. Name of the person to whom each security was issued, renewed or guaranteed.
                  -------------------------------------------------------------

                  Bank Notes - SouthTrust Bank.

                  Commercial Paper - Merchants Capital.

Item 9.           Collateral given with each security, if any.

                  None.


Item 10.          Consideration received for each security.

                  Various.


Item 11.          Application of proceeds of each security.

                  Proceeds used for general corporate purposes, including
                    working capital.


Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

                  a.       the provisions contained in the first sentence of
                           Section 6(b)

                  b.       the provisions contained in the fourth sentence of
                           Section 6(b)

                  c. the provisions contained in any rule of the Commission other than Rule U-48 X




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Item 13.          Not Applicable.


Item 14.          Not applicable.


Item 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

                  Rule 52

                                   SOUTHERN ELECTRIC AND GENERATING COMPANY


                                   By:  /s/  Wayne Boston
                                              Wayne Boston
                                           Assistant Secretary
Date:  November 1, 1999